Exhibit 2.3

SUPPORT AGREEMENT

(Peoples Directors)

                         , 2007

BancTrust Financial Group, Inc.

100 St. Joseph Street

Mobile, Alabama 36602

Gentlemen:

The undersigned is a director of The Peoples BancTrust Company, Inc. (“Peoples”) and is the beneficial holder of shares of common stock of Peoples (“Peoples Common Stock”).

Peoples and BancTrust Financial Group, Inc. (“BancTrust”) are considering the execution of an Agreement and Plan of Merger (“Agreement”) contemplating that Peoples will merge with and into BancTrust (the “Merger”), pursuant to which each of the issued and outstanding shares of Peoples Common Stock shall automatically by operation of law be converted into the right to receive cash and, in most cases, a number of shares of common stock of BancTrust as set forth in the Agreement. BancTrust shall survive the Merger. BancTrust has required the execution and delivery of this letter agreement (“letter agreement”) as a condition to its execution and delivery of the Agreement. In consideration of the substantial expenses that BancTrust will incur in connection with the transactions contemplated by the Agreement and in order to induce BancTrust to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Peoples and not in his or her capacity as a director of Peoples (in which capacity as a director his fiduciary duties shall apply), as follows:

1. The undersigned, while this letter agreement is in effect, shall vote or cause to be voted all of the shares of Peoples Common Stock that the undersigned shall be entitled to so vote, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at the meeting of Peoples’ shareholders to be called and held following the date hereof, for the approval of the Agreement and the Merger.

2. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, BancTrust shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

3. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Peoples and shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director of Peoples.

4. This letter agreement shall automatically terminate upon termination of the Agreement in accordance with its terms.

IN WITNESS WHEREOF, the undersigned has executed this letter agreement as of the date first above written.

Very truly yours,

Signature

Name (please print)

Accepted and agreed to as of

the date first above written:

BANCTRUST FINANCIAL GROUP, INC.

By:
Its